UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

VITAL LIVING, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

92846Y100

(CUSIP Number)

NutraCea
Brad Edson, Chief Executive Officer
5090 No. 40th Street, Suite 400
Phoenix, AZ 85018
Telephone: (602) 522-3000

with a copy to:

Christopher V. Chediak, Esq.
Weintraub Genshlea Chediak
400 Capitol Mall, Eleventh Floor
Sacramento, CA 95814
Telephone: (916) 558-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 11, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 125180109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

NutraCea

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐

(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization California

	7.	Sole Voting Power
		1,000,000 (1)

Number of
Shares	8.	Shared Voting Power
Beneficially		0
Owned by
Each
Reporting	9.	Sole Dispositive Power
Person With		1,000,000 (1)

	10.	Shared Dispositive Power
		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,000,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ...........

13.	Percent of Class Represented by Amount in Row (11)

0.6%(2)

14.	Type of Reporting Person (See Instructions)

CO

(1)
Represents shares of common stock of Vital Living, Inc. (“VLI”) into which the 1,000,000 shares of Series D Convertible Preferred Stock, par value $0.001 per share, of VLI (the “Series D Preferred”), held by NutraCea can be converted.

(2)
Percentage ownership calculation is based upon 164,559,000 shares of Vital Living, Inc. Common Stock outstanding as of August 14, 2007, as reported in Vital Living’s Quarterly Report on Form 10-Q for the period ended June 30, 2007, filed on August 14, 2007.

NutraCea hereby amends and supplements its Statement on Schedule 13D previously filed with respect to the common stock, par value $0.001 per share, of Vital Living, Inc., a Nevada corporation (“VLI”), to report that NutraCea and VLI have agreed to amend the Notes to eliminate the conversion rights of the Notes, and as a result NutraCea beneficially owns less than 1% of the outstanding shares of VLI.  Except as amended and supplemented hereby, NutraCea’s Statement on Schedule 13D as heretofore amended and supplemented remains in full force and effect.

Item 4.	Purpose of Transaction

In April 2007 we acquired the Notes and the Series D Preferred (collectively, the “VLI Securities”).  We paid $1,000,000 for 1,000,000 shares of Series D Preferred and $4,226,000 for the outstanding Notes, which we believe represent all of the outstanding shares of Series D Preferred and all of the outstanding Notes.  We acquired the Notes and the Series D Preferred from the holders thereof pursuant to separate purchase agreements with such holders.  The Notes are convertible into VLI common stock at a current conversion rate of $0.24 per share and bear interest at 12% per annum, payable June 15 and December 15 and mature in December 2008.  The Series D Preferred can be converted into VLI common stock at a conversion rate currently equal to $1.00 per share.  Our present intention is not to exercise our option to convert either the Notes or the Series D Preferred into shares of VLI common stock; rather, we intend to acquire certain assets of VLI.

In June 2007 we entered into a non-binding letter of intent that included certain terms that would form the basis for discussion regarding a definitive agreement pursuant to which NutraCea would acquire certain assets of VLI, subject to certain exceptions and limitations.  However, as of the date of filing of this Schedule 13D, the parties have not entered into any definitive agreements to acquire such assets, the terms of any agreements relating to any such transaction may differ in material respect from those described in the letter, and there can be no assurance that any such agreements will be entered into or, if entered into, that any such transaction will be consummated.  Such a transaction might involve a change in VLI’s certificate of incorporation or bylaws.  Consummation of any such transaction would likely be subject to a number of closing conditions, including without limitation approval of the transaction by the stockholders of VLI.

NutraCea is continuously evaluating the business and business prospects of VLI, and its present and future interests in, and intentions with respect, to VLI and at any time may decide to acquire shares of, dispose of shares of, VLI Common Stock or Series D Preferred Stock owned by it.  NutraCea may, from time to time, depending upon market conditions and other factors deemed relevant by NutraCea, acquire other securities of VLI, although it has no present intention to do so.  NutraCea reserves the right to, and may in the future choose to, change its purpose with respect to the investment and take such actions as it deems appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the securities which it now owns or may hereafter acquire of VLI.

Except as set forth in this Statement, as of the date of the filing of this Statement, neither NutraCea, nor, to its knowledge, any of its executive officers or directors, has any other plan or proposal which relates to or would result in any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

On September 11, 2007, NutraCea and VLI entered into a letter agreement confirming their agreement to eliminate the conversion rights of the Notes.  As a result, NutraCea is no longer deemed to be a beneficial owner of the shares of VLI Common Stock into which the Notes can be converted.  In addition, the parties agreed that until such time, if any, as NutraCea gives 30 days prior written notice to VLI, VLI may not pay accrued interest under the Notes in shares of VLI Common Stock, without NutraCea’s consent, and that during such time VLI will not be deemed to be in default under the Notes as a result of not paying accrued interest in such shares.

Item 5.	Interest in Securities of the Issuer

(a)     NutraCea is or may be deemed to be the beneficial owner of an aggregate of 1,000,000 shares (the “Underlying Shares”) of VLI Common Stock, or approximately 0.6% of the number of (i) outstanding shares of VLI Common Stock outstanding as of August 14, 2007, plus (ii) shares of Common Stock into which the Series D Preferred may be converted.  The preceding numbers and percentages are based 164,559,000 shares of VLI Common Stock outstanding as of August 14, 2007, as reported in VLI’s Quarterly Report on Form 10-Q for the period ended June 30, 2007, filed on August 14, 2007.  The preceding numbers and percentages assume conversion of all of the shares of Series D Preferred into shares of VLI Common Stock.  While NutraCea is not the actual owner of any of the Underlying Shares, as a result of its ownership of the Series D Preferred, NutraCea may be deemed to beneficially own the Underlying Shares since the Series D Preferred is convertible into shares of VLI Common Stock at the option of NutraCea.  To NutraCea’s knowledge, none of its executive officers or directors named in Annex A hereto, beneficially owns any shares of VLI Common Stock.  To NutraCea’s knowledge and belief, none of its executive officers or directors named in Annex A to NutraCea’s Statement on Schedule 13D, have any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of VLI.

(b)     NutraCea has sole voting and dispositive power with respect to any of the VLI shares that it may be deemed to beneficially own.  Please see Rows 7 through 10 of the cover page to this Schedule 13D.

(c)     Other than as described above in Item 4, neither NutraCea, nor, to the best of its knowledge, any executive officer or director thereof, has engaged in any transaction in VLI Common Stock during the 60-day period immediately preceding the date hereof except as described herein.

(d)     Not applicable.

(e)     On September 11, 2007, NutraCea became a beneficial owner of less than 5% of the outstanding VLI common stock.  See Item 4 and paragraph (a) above.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In April 2007, NutraCea acquired the VLI Securities from the holders thereof pursuant to separate purchase agreements with the holders.  The Notes bear interest at a rate of 12% per annum.  VLI may pay all 12% interest due on the Notes in either cash or shares of VLI common stock, at VLI’s option.  The Notes are secured by a security interest in substantially all of VLI’s assets.  The Notes are convertible into shares of VLI Common Stock at a conversion price of $0.24 per share, as amended by NutraCea and VLI at any time after October 31, 2007.  Other terms of the Notes are described in the Annual Report on Form 10-K of Vital Living for the period ended December 31, 2006, including note 6 to the financial statements included in that Form 10-K.  The Series D Preferred has a liquidation preference of $1.00 per share senior to the liquidation preferences of VLI’s Series B Preferred Stock and Senior C Preferred Stock, is convertible into common stock at a conversion price that is currently $1.00 per share, and votes with the VLI Common Stock on an as-converted basis.  Other terms of the Series D Preferred are described in the Annual Report on Form 10-K of Vital Living for the period ended December 31, 2006, including note 8 to the financial statements included in that Form 10-K.  VLI has previously filed the forms of the Notes and the related agreements as exhibits to its Report on Form 8-K filed with the Securities and Exchange Commission, or SEC, on December 19, 2003, and has previously filed a description of the rights of the Series D Preferred as an exhibit to its Report on Form 8-K filed with the SEC on September 8, 2003, and those descriptions are incorporated herein.

On September 11, 2007, NutraCea and VLI entered into a letter agreement confirming their agreement to eliminate the conversion rights of the Notes.  As a result, NutraCea is no longer deemed to be a beneficial owner of the shares of VLI Common Stock into which the Notes can be converted.  In addition, the parties agreed that until such time, if any, as NutraCea gives 30 days prior written notice to VLI, VLI may not pay accrued interest under the Notes in shares of VLI Common Stock, without NutraCea’s consent, and that during such time VLI will not be deemed to be in default under the Notes as a result of not paying accrued interest in such shares.

Except as described in this Schedule 13D, none of NutraCea, nor, to the best of its knowledge, any executive officer or director thereof, has any other contracts, arrangements, understandings or relationships with any persons with respect to any securities of VLI.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Letter dated September 10, 2007, from Vital Living, Inc. to NutraCea

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 11, 2007

Date
/s/       Todd Crow

Signature
Todd Crow, Chief Financial Officer

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)